July 8, 2016

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Barbara C. Jacobs, Assistant Director Ji Shin, Attorney-Advisor Stephen Krikorian, Accounting Branch Chief Juan Migone, Staff Accountant

Re:	Apptio, Inc. Confidential Draft No. 5 Registration Statement on Form S-1 Submitted June 17, 2016 CIK No. 0001419625

Ladies and Gentlemen:

On behalf of Apptio, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 1, 2016, relating to the Company’s Confidential Draft No. 5 Registration Statement on Form S-1 (CIK No. 0001419625) submitted to the Commission on June 17, 2016 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.

Summary Consolidated Financial Data

Non-GAAP Financial Measures, page 12

1.	You state that you use free cash flow as part of your overall assessment of performance. Please explain why free cash flow, which appears to be a measure of liquidity, is used to assess your performance.

In response to the Staff’s comment, the Company proposes to revise the disclosure on pages 13 and 53 of the Registration Statement as follows in connection with its next confidential submission or filing of the Registration Statement (deleted language shown in ~~strike though~~ and added language underlined):

“We believe free cash flow ~~provides investors and other users of our financial information consistency and comparability with our past financial performance and~~ facilitates period-to-period comparisons of liquidity. We consider free cash flow to be an important measure because it measures the amount of cash we generate from our operations after our capital expenditures and reflects changes in working capital. We use free cash flow in conjunction with traditional GAAP measures as part of our overall assessment of our liquidity ~~performance~~, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our ~~financial performance~~ liquidity.”

Securities and Exchange Commission

July 8, 2016

Please direct your questions or comments regarding the Company’s responses or the Registration Statement to Michael Nordtvedt at (206) 883-2524. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

Enclosures

Cc:	Kurt Shintaffer John Morrow Apptio, Inc.

Andrew Williamson Alan Hambelton Cooley LLP

Stephen Sommerville PricewaterhouseCoopers LLP